Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S CONSENT

We consent to the inclusion in this Amendment No 7 to the Registration Statement of China VantagePoint Acquisition Company (a company in the development stage) (the “Company”) on Form S-l File No 333·170006, of our report dated February 4, 2011, which includes an explanatory paragraph as to the Company's ability to continue as a going concern, with respect to our audit of the financial statements of China VantagePoint Acquisition Company (a company in the development stage) as of October 6, 2010 and for the period from September 3, 2010 (inception) through October 6, 2010, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

New York, New York
February 11, 2011